

Mail Stop #4631   July 7, 2016

Via E-mail
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005

> **Re: Fuda Group (USA) Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 23, 2016**
> **File No. 333-208078**

Dear Mr. Wu:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. Please file the subscription agreement your officers and directors will use to offer shares.

2. We have read your response to comment 3 in our letter dated June 6, 2016 and the related revision on page F-7. Please disclose how your new accounting for the transaction between Fuda USA as the acquirer and Fuda UK and Marvel as the acquirees as a business combination under common control impacted your statement of equity from that which was previously presented.

Prospectus Summary, page 3
Business Operations, page 5

3. We note that in your revised disclosure in response to comment nine in our letter dated June 6, 2016 that the first table provided does not provide disclosure for fiscal year 2013 and the second table does not provide disclosure for fiscal year 2015. In your next amendment, please ensure that both tables presented here provide disclosure for fiscal years 2013, 2014, and 2015.

4. We note your disclosure on page 43 that "[i]n 2015 the Company was engaged in granite only" contradicts with your disclosure here and elsewhere that you were also engaged in graphite, fluorite, and gold during fiscal year 2015.

Risk Factors page 13

5. We note your reference to possible reserves on pages 26 and 28 of your filing. Please revise to remove the term possible reserve as only proven and probable reserves are recognized by the United States Securities and Exchange Commission.

Dilution, page 36

6. Please update your dilution calculations to be as of the latest balance sheet date.

The Business page 42

7. Please identify the third party gold mines you have entered into agreements with to sort dust and sand in Northern China.

8. We note your response to comment 24 in our letter dated June 6, 2016 and we reissue the comment. Please include a map showing the location and access for your properties with land use rights to eight parcels of land adjacent to the three gold mines referenced in your filing.

9. We note your response to comment 27 in our letter dated June 6, 2016 and we partially reissue the comment. Revise to include a clear statement that your company has not performed exploration work on the eight parcels of land referenced in your filing. If exploration work has been performed, summarize the exploration work that has been completed on your properties.

Competition, page 50

10. Please explain why Zijin Mining Group is the only competitor you have included expanded disclosure for.

Customers, page 56

11. We note your revised disclosure in response to comment 35 in our letter dated June 6, 2016. Please supplementally confirm that each of Dong Gang City Hua Yang Stones, Dandong An Ming Nong Ji Service Center, and Dandong Yugeng Stone Factory accounted for less than 10% of your revenue in fiscal year 2015.

Management's Discussion and Analysis, page 66
Liquidity and Capital Resources, page 67

12. We note the revision related to comment 37. It appears that in connection with this revision, cash amounts attributed to your subsidiaries listed on page 68 as of December 31, 2014 also aggregate $18,178,550. However this amount does not appear correct based on the balance sheet. Please revise accordingly.

13. We note your response to comment 38. It is unclear where you have provided a rollforward of your Due to Related Party balance from December 31, 2014 to December 31, 2015. In this regard we note that the balance at December 31, 2014 added to the amount of net proceeds provided on the statement of cash flows does not agree to the balance at December 31, 2015. Please also provide a rollforward from December 31, 2015 to March 31, 2016.

14. We note your revised disclosure and your response to prior comment 39. You have provided condensed parent company financial information in Note 18 which you indicate is in accordance with Rule 4-08(e) of Regulation S-X. This disclosure is consistent with Rule 5-04 and Rule 12-04 of Regulation S-X. Please revise to provide the information required in Rule 4-08(e)(3) of Regulation S-X.

15. We note your disclosure on page 75 regarding results of operations for the three months ending March 31, 2016 compared to March 31, 2015 does not agree to the financial statements. Specifically revise to ensure your operating income and net income numbers discussed in MD&A agree to what is presented on your financial statements.

Discussion of the Years ended December 31, 2015 and 2014, page 71

16. We note your revised disclosure in response to comment 41 in our letter dated June 6, 2016. In your next amendment, please expand upon the following:

- why revenue associated with barter trade decreased by 64% from $23.1 million to $8.3 million. For example, please expand upon why the outstanding amount of stones to be delivered decreased by such a significant amount; and

- why revenue associated with non-barter trade increased by 52% from $19.4 million to $29.4 million.

Discussion of Three months ended March 31, 2015 and 2016, page 74

17. Please expand upon, and quantify, the specific factors that caused revenue to fall by 31% during this time period.

Employment and Consulting Agreements, page 82

18. Please disclose here whether you have an employment contract with your CEO and sole director Xiaobin Wu. We note that Mr. Wu was awarded $19,271 in fiscal year 2015.

December 31, 2015 Financial Statements
Statements of Cash Flows, page F-5

19. Please revise so that the December 31, 2015 cash flows from operating activities foots properly.

4. Security Deposits to Suppliers, page F-13

20. We have read your response to comment 47. You have indicated that you have provided a rollforward schedule of deposits to supplier and inventory line items for each year presented and have revised your footnote disclosures under "Security Deposits to Suppliers" accordingly. It is unclear where this information has been included in your document and has not been provided supplementally. As previously requested, please provide a rollforward of your Security deposits to supplier and Inventory balances beginning as of December 31, 2013, including the major activities/transactions that increase and decrease the balance during 2014 and 2015. Also provide a rollforward from December 31, 2015 to March 31, 2016.

9. Related Party Transactions, page F-14

21. We have read your response to comment 48 with regard to your barter trade transactions for land. Please address the following:

- Please clarify whether you recorded the land purchased at the historical cost of the land (asset received) as disclosed in your document or the historical cost of the stones (assets transferred) as discussed in your response;

- You state in your response that land was recorded at historical cost per the value of the stones because the fair value of the stones could not be determined. Tell us how you considered ASC 845-10-30-3, providing an analysis of each of the factors listed; and

- As previously requested, please provide a rollforward of your land balance for each year presented. For each period presented, your rollforward should include the transactions that increase or decrease the balance during each period, separately identifying which increases or decreases were a result of the barter transactions.

22. It is unclear why your barter transactions, which you state are recorded at historical cost with no gain or loss because they are not arm's length transactions, are not recorded with only a single journal entry to debit land and to credit inventory. The journal entries provided lead us to believe that gains or losses are ultimately being recorded when you record the entry to relieve inventory and record sales and cost of sales. Please provide these journal entries with quantification so that we may see the amount of inventory relieved and cost of sales recorded during each period presented

23. We note your reclassification of barter trade and acquisition of land on your statement of cash flows. It is still unclear why any non-monetary transaction is reflected in your adjustments to reconcile net income to net cash provided by or used in operating activities. Please explain the appropriateness of your classification as a reconciling item

of operating cash flows. To the extent, based on the journal entries provided above that this is ultimately a gain on a non-monetary transaction, please revise the label of this line item.

March 31, 2016 Financial Statements
Statements of Cash Flows, page F-25

24. Please revise so that the March 31, 2015 cash flows from operating activities foots properly and matches that shown in the March 31, 2016 Form 10-Q.

Closing

You may contact Jenn Do, Staff Accountant at 202-551-3743 or Melissa Rocha, Senior Assistant Chief Accountant at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-551-3610 with questions on engineering related comments and contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
        Anthony Patel, Esq.
        Cassidy & Associates